

January 5, 2017

Via E-mail
Ning Cai
Chief Financial Officer
Synutra International, Inc.
106 Dong Lu Yuan
Tongzhou District, Beijing 101101
People's Republic of China

> **Re: Synutra International, Inc.**
> **Schedule 13E-3**
> **Filed by Synutra International, Inc. et al.**
> **Filed December 9, 2016**
> **File No. 005-80828**
>
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed December 9, 2016**
> **File No. 001-33397**

Dear Ms. Cai:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

Introduction, page 2

1.   We note that you define "unaffiliated stockholders" as holders of "shares of the Common Stock (other than the excluded shares)" and that the "excluded shares" are those held by any of Parent, Merger Sub and any other direct or indirect subsidiary of Parent and the Company. Please note that the staff views officers and directors of the issuer as affiliates of that issuer when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Rule 13e-

        3(a)(1). Please revise the disclosure here and throughout the preliminary merger proxy statement to comply with the disclosure obligations set forth in Item 1014(a) or advise why the current definition of unaffiliated stockholders excludes such persons. Also revise to clarify, if true, that Mr. Zhang and Ms. Meng are excluded from the definition of "unaffiliated stockholders" by exclusion of shares held by Parent.

<u>Preliminary Merger Proxy Statement</u>

<u>General</u>

2.   Please mark your preliminary form of proxy "Preliminary Copy."

<u>Summary Term Sheet, page 1</u>

<u>Material U.S. Federal Income Tax Consequences of the Merger, page 11</u>

3.   We note that you state that investors "should" consult their own tax advisors. Please revise here and throughout the filing to indicate that investors are encouraged to consult their own tax advisors, rather than stating that they "should" do so.

<u>Questions and Answers About the Special Meeting and the Merger, page 13</u>

<u>What vote of our stockholders is required to adopt the merger agreement and the other proposals?, page 14</u>

4.   Disclosure refers to the number of shares of Common Stock expected to be outstanding on the record date. Please disclose the number of shares of Common Stock outstanding as of the most recent practicable date. Refer to Item 2 of Schedule 13E-3 and Item 1002(b) of Regulation M-A. Please add similar disclosure in the "The Special Meeting" section beginning on page 70.

<u>Special Factors, page 19</u>

<u>Background of the Merger, page 19</u>

5.   Please revise your disclosure to explain how Mr. Zhang and Parent determined the initial proposed purchase price of $5.91 per share presented to the board of directors of the Company on January 14, 2016.

<u>Position of the Buyer Group as to the Fairness of the Merger, page 49</u>

6.   Please revise your disclosure to address any negative factors considered by the buyer group in deciding whether to pursue the merger.

Synutra International, Inc.
January 5, 2017
Page 3

7.   Please revise your disclosure to indicate who in particular was responsible for making the fairness determinations for Parent, Merger Sub, Ms. Meng and Mr. Zhang. Briefly describe the process involved.

Common Stock Transaction Information, page 95

Purchases by the Company, page 95

8.   Please revise this section to include the range of prices paid for the securities for each quarter during the past two years. Please refer to Item 1002(f) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3589 with any questions.

                                        Sincerely,

                                        /s/ Tiffany Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Ling Huang
        Cleary Gottlieb Steen & Hamilton LLP